

May 25, 2012

Via Email
Julie A. Dill
President and Chief Executive Officer
Spectra Energy Partners GP, LLC
5400 Westheimer Court
Houston, TX 77056

> **Re: Spectra Energy Partners LP**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 28, 2012**
> **Response dated May 18, 2012**
> **File No. 001-33556**

Dear Ms. Dill:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note 3. Acquisitions, page 73

1. We note your response to prior comment 4. You state that the excess of the purchase price over the book value of the net assets acquired will not be included in the rate base in future rate proceedings. We also note from your disclosure on page 74 that the goodwill resulting from the acquisition is associated with the stable long term contracts; presumably with EQT. Please note that any benefits associated with contractual relationships would be an identifiable intangible with a definite life. Goodwill is an unidentifiable intangible that typically relates to synergies or other non-separable benefits that contribute to the ability of the acquired entity to generate "economic" or above-normal profits.   Therefore, you have not justified that the excess purchase price

represents goodwill. In addition, please advise us how you recorded the Big Sandy transaction for tax purposes. Show us how you allocated the purchase price, including whether you stepped up the assets and liabilities, and whether the acquisition was considered an asset acquisition for tax purposes. We may have further comment.

2. We note your response to prior comment 5 that you considered customer contracts, customer relationships and vendor contracts, including the impact of cost-based regulation on such items. Please explain to us in detail how you concluded no identifiable intangible assets exists other than goodwill in the Big Sandy acquisition specifically addressing, but not limited to, your agreement with EQT.

You may contact Donna Di Silvio, Staff Accountant at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief